

December 15, 2011

<u>Via E-mail</u>
Mr. Michael Inglese
Chief Financial Officer
Aircastle Limited
300 First Stamford Place, 5th Floor
Stamford, Connecticut 06902

      RE: Aircastle Limited
              Form 10-K for the Year Ended December 31, 2010
              Filed March 10, 2011
              Form 10-Q for the Period Ended September 30, 2011
              Filed November 8, 2011
              File No. 1-32959

Dear Mr. Inglese:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2010</u>

<u>Selected Financial Data, page 41</u>
<u>Management's Use of Adjusted Net Income and Adjusted Net Income plus…, page 83</u>

1. On pages 42 and 83, you disclose that adjusted net income plus depreciation and amortization (ANIDA) provides investors with an additional metric to enhance their understanding of the factors and trends affecting your ongoing cash earnings from which capital investments are made, debt is serviced, and dividends are paid. Please enhance your disclosure to provide the following in future filings:
    *   It appears that you present ANIDA as a liquidity measure. If so, please identify ANIDA as a non-GAAP liquidity measure and provide a reconciliation of ANIDA to cash flows from operations. Otherwise, please revise your disclosures in future filings to eliminate

references that imply ANIDA is a liquidity measure. Please refer to Item 10(e)(1) of Regulation S-K;

- On page 85, you present ANIDA per share - basic and diluted. Since it appears that you use ANIDA as a liquidity measure, please remove your ANIDA per share information in future filings. Refer to Compliance and Disclosures Interpretation 102.05 which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm; and

- In your Form 8-K filed on November 8, 2011, your earnings release also presents the non-GAAP financial measures of ANIDA and ANIDA per share. Please address our concerns as set forth in the above bullets as it relates to the presentation of these non-GAAP financial measures in your future earnings releases as well.

Management's Discussion and Analysis of Financial Condition and Results…, page 44

Liquidity and Capital Resources, page 65

2. On page 15, you disclose that the provisions of your securitizations, term financings, ECA term financings and your senior notes require you to comply with one or more of loan to value, debt service coverage, minimum net worth, interest coverage ratios or tests and other covenants. Please confirm whether you were in compliance with all of your debt covenants at December 31, 2010. In future filings, please disclose whether you are in compliance at each reporting date and disclose the specific terms of any material debt covenants with any required ratios. Please also disclose in future filings the actual ratios as of each reporting date for any material debt covenants for which it is reasonably likely that you will not be able to meet such covenants. Please also consider showing the specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Compliance and Disclosures Interpretation 102.09 which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Financial Statements

Consolidated Statements of Cash Flows, page F-5

3. On page F-8, you indicate that restricted cash and cash equivalents consists primarily of maintenance deposits and security deposits received from lessees pursuant to the terms of various lease agreements and rent collections held in lockbox accounts pursuant to your financings. On your statements of cash flows, you show the change in your restricted cash and cash equivalents within cash flows from operations. Please quantify the amount of restricted cash and cash equivalents related to maintenance deposits, security deposits and rent collections held in lock box accounts as of each balance sheet date and the resulting impact of changes in each of these balances that are reflected in cash flows from operating activities. Please address the appropriateness of including the change in each of these balances within your cash flows from operations. Your response should address the fact that

you reflect maintenance payments and security deposits received and returned as well as your debt financing activities within cash flows from financing activities. Please cite the accounting literature used to support your conclusion.

4. With reference to the maintenance revenues reflected on your statements of income as well as the maintenance and security deposit cash flow activity reflected within cash flows from financing activities, please tell us how you determined the adjustment of security deposits and maintenance payments included in earnings.

Form 10-Q for the Period Ended September 30, 2011

General

5. Please address the above comments in your future interim filings as well, as applicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or Jeanne Baker, Assistant Chief Accountant at (202) 551-3691 if you have questions regarding these comments.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief